Filed by Penn-America Group, Inc.
                                            pursuant to Rule 425 under the
                                            Securities Act of 1933
                                            and deemed filed pursuant to Rule
                                            14a-12 under the Securities and
                                            Exchange Act of 1934, as amended
                                            Subject Company:
                                            Penn-America Group, Inc.
                                            Commission File No.: 0-22316


This filing relates to a planned merger (the "Merger") between United National Group, Ltd. ("UNGL") and Penn-America Group, Inc. ("PNG") pursuant to the terms of an Agreement and Plan of Merger, dated as of October 14, 2004 (the "Merger Agreement"), among UNGL, certain subsidiaries of UNGL and PNG. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the "SEC") as an exhibit to the Current Report on Form 8-K filed by PNG on October 15, 2004, and is incorporated by reference into this filing.

The following is an article which appears in PNG's quarterly newsletter, which is first being distributed to shareholders and other interested parties on December 14, 2004:


President's Notes

         When we announced our intended business combination with United National Group on October 15, we entered an exciting new era in Penn-America's history. Although we are accustomed to delivering good news to Penn-America's shareholders, this is among the best I've delivered to our agents, employees and shareholders. When we join forces under United America Indemnity, Ltd. in early 2005 you will be invested -- either literally or practically -- in an enterprise with $550 million in shareholders' equity, $1.1 billion in invested assets, $700 million in net revenue and liquidity that will increase from 10 million to 24 million shares. Yet, though our size and strength will change dramatically, much more will remain the same. Both companies will continue to operate independently, with the same management, employees, agents, and strategies. The same fine people will continue to manage and execute the daily operations of both companies with professionalism and integrity. We will remain true to our fundamental business strategies and the values expressed in our "Hatboro Creed," both of which have made us an attractive partner.
         This is not a merger designed to shore-up weak businesses or to create additional earnings through cost cutting. We're not huddling together to weather a coming storm. This is a merger of two profitable excess and surplus lines, property and casualty insurance companies, each of which operates in a strong and growing marketplace. And, of key interest to shareholders, the management will continue to have a serious interest in your interest: the new controlling shareholder of Penn-America following the business combination will own about 37% of the new public entity.
         Our similarities are striking: we're both essentially family companies, founded


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decades ago by men whose sons will be part of the senior management of the merged companies. Yet our differences bring comfort to those who may be wary of change; the overlap in our businesses is virtually non-existent; we share only four binding-authority agents and only 25% of United National's business is that type of business. The bulk of United National's business is urban and suburban; ours, as you know well, is suburban, rural and nationwide. Our average premium is about $2,000; theirs is about $5,000. United National has a broader array of non-binding-authority insurance products including specialty programs, professional liability and umbrella products that we expect will enhance the franchise value we provide to our general agents.

Additional Information:
-----------------------
         UNGL filed a registration statement on Form S-4 with the SEC on November 26, 2004 in connection with the Merger, and UNGL and PNG intend to mail a joint proxy statement/prospectus to their respective shareholders in connection with the Merger. Investors and security holders of UNGL and PNG are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about UNGL, PNG and the Merger. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from UNGL or PNG. UNGL and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of UNGL and PNG in favor of the Merger. Information regarding the interests of UNGL's officers and directors in the Merger will be included in the joint proxy statement/prospectus. PNG and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of UNGL and PNG in favor of the Merger. Information regarding the interests of PNG's officers and directors in the Merger will be included in the joint proxy statement/prospectus. In addition to the registration statement on Form S-4 filed by UNGL in connection with the Merger, and the joint proxy statement/prospectus to be mailed to the shareholders of UNGL and PNG in connection with the Merger, each of UNGL and PNG file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by UNGL and PNG with the SEC are also available for free at the SEC's web site at ww.sec.gov. A free copy of these reports, statements and other information may also be obtained from UNGL or PNG.

         This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Information:
-----------------------------------------------------------

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         This communication contains forward-looking information about PNG and the Merger with UNGL that are intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as "believe," "expect," "may," "will," "should," "project," "plan," "seek," "intend," or "anticipate" or the negative thereof or comparable terminology, and include discussions of strategy, financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, expectations or consequences of the Merger, and statements about the future performance, operations, products and services of the companies.

         PNG's business and operations, as well as the combined business and operations of United America Indemnity, Ltd., are and will be subject to a variety of risks, uncertainties and other factors. Consequently, their actual results and experience may materially differ from those contained in any forward-looking statements. Such risks, uncertainties and other factors that could cause actual results and experience to differ from those projected include, but are not limited to, the following: (1) ineffectiveness of their business strategy due to changes in current or future market conditions, (2) the effects of competitors' pricing policies, and of changes in laws and regulations on competition, including industry consolidation and development of competing financial products, (3) greater frequency or severity of claims and loss activity than their underwriting, reserving or investment practices have anticipated, (4) decreased level of demand for their insurance products or increased competition due to an increase in capacity of property and casualty insurers; (5) risks inherent in establishing loss and loss adjustment expense reserves; (6) uncertainties relating to the financial ratings of their insurance subsidiaries; (7) uncertainties arising from the cyclical nature of their business; (8) changes in their relationships with, and the capacity of, their general agents; (9) the risk that their reinsurers may not be able to fulfill their obligations and (10) uncertainties relating to governmental and regulatory policies. The foregoing review of important factors should be read in conjunction with the other cautionary statements that are included in PNG's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, as well as in the registration statement on Form S-4 filed by UNGL and other materials to be filed with the SEC. See "Additional Information" above. PNG does not make any commitment to revise or update any forward-looking statements in order to reflect events or circumstances occurring or existing after the date any forward-looking statement is made.


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